TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

December 14, 2005

[redacted]

05013601

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 27 2005
WASH, D.C. 203 SECTION

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. News Release, dated December 14, 2005.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

TRILOGY ENERGY TRUST
Calgary, Alberta

December 14, 2005

NEWS RELEASE: NEW ISSUE

Trilogy Energy Trust (the "Trust") has today entered into an agreement with a syndicate of underwriters co-led by BMO Nesbitt Burns Inc., CIBC World Markets Inc., and Blackmont Capital Inc. under which the underwriters have agreed to buy, on a bought deal basis, 6,000,000 Trust Units from the Trust at a price of $24.75 per Trust Unit, representing gross proceeds of $148,500,000. The net proceeds of the offering will be used by the Trust for ongoing capital expenditures and general trust and operating purposes. Closing is expected to occur on December 30, 2005. The closing is subject to the receipt of all necessary regulatory and stock exchange approvals.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. news wire services or dissemination in the United States.

For more information, contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-2900
Fax: (403) 263-8915